                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)(1)

                          ACTIVE IQ TECHNOLOGIES, INC.
                        (F/K/A METEOR INDUSTRIES, INC.)
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                  00505Q 10 2
          ------------------------------------------------------------
                                 (CUSIP Number)

                         Wayne W. Mills and Tamara Mills
                                 5020 Blake Road
                                 Edina, MN 55436
                              Phone: (612) 930-9453

                                 With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 APRIL 30, 2001
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 00505Q 10 2                                           Page 2 of 6
     ---------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Wayne W. Mills
     ---------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     ---------------------------------------------------------------------------
     3.   SEC USE ONLY


     ---------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

          PF
     ---------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ---------------------------------------------------------------------------
                         7   SOLE VOTING POWER
          NUMBER OF
                             1,859,834
           SHARES        -------------------------------------------------------
                         8   SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY EACH    -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER
          REPORTING
                             1,859,834
           PERSON       --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
            WITH

     ---------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,859,834 (includes warrants to purchase 898,334 shares of common stock)
     ---------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( X )

     ---------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          18.3%
     ---------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

          IN
     ---------------------------------------------------------------------------

                                 SCHEDULE 13D

     CUSIP No.  00505Q 10 2                                          Page 3 of 6
     ---------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Tamara P. Mills
     ---------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     ---------------------------------------------------------------------------
     3.   SEC USE ONLY


     ---------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

          PF
     ---------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ---------------------------------------------------------------------------
                         7   SOLE VOTING POWER
          NUMBER OF
                             50,000
           SHARES        -------------------------------------------------------
                         8   SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY EACH    -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER
          REPORTING
                             50,000
           PERSON       --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
            WITH

     ---------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
     ---------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( X )

     ---------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          Less than 1%
     ---------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

          IN
     ---------------------------------------------------------------------------


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


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value, of Active IQ Technologies, Inc., a Minnesota corporation ("Active"). The address of Active's principal executive offices is 601 Carlson Parkway, Suite 1500, Minnetonka, MN 55305.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment to Schedule 13D is being filed by Wayne W. Mills and Tamara Mills. Mr. Mills' business address is 5020 Blake Road South, Edina, MN 55436. Mr. Mills is a private investor. Ms. Mills' address is 5020 Blake Road South, Edina, MN 55436. Ms. Mills is a private investor. Mr. and Ms. Mills are husband and wife.

         During the last five years, neither Mr. Mills nor Ms. Mills have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except for the following:

         Mr. Mills received notice of a disciplinary action pursuant to Rule 3070 from the NASD. Without admitting or denying the allegations, Mr. Mills agreed to sign a Letter of Acceptance, Waiver and Consent in which he was barred from association with any NASD member in any capacity. Prior to receiving such notice, Mr. Mills had resigned.

Both Mr. Mills and Ms. Mills are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Active Common Stock subject to this Statement are held by the Reporting Persons solely for investment purposes.

         ActiveIQ Technologies, Inc. recently completed a merger agreement with Meteor Industries, Inc. ("Meteor"). Mr. Mills was a promoter of this merger.

         Although the Reporting Persons have not formulated any other definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills owns 1,859,834 shares (includes warrants to purchase 898,334 shares, 500,000 of which are owned by Blake Capital Partners, LLC, a limited liability company, of which Mr. Mills is the sole shareholder and sole director. Also includes 30,000 shares held by Sea Spray, Ltd., a foreign corporation, of which Mr. Mills is the sole shareholder). Ms. Mills owns 50,000 shares. Mr. and Ms. Mills each disclaim beneficial ownership over their spouse's shares. Mr. Mills owns 18.3% of the outstanding shares and Ms. Mills owns less than 1% of the outstanding shares.

c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

Identity of Entity:  Wayne W. Mills

Date                    No. of Shares           Price
----                    -------------           -----
 4/4/2001                   2,700               $4.04           Open Market

 4/4/2001                   3,500               $4.281          Open Market

 4/4/2001                     100               $3.91           Open Market

 4/5/2001                     700               $5.02           Open Market

 4/5/2001                   5,000               $5.145          Open Market

 4/5/2001                     500               $4.625          Open Market

4/30/2001                 312,500                (1)

(1) Acquired through a merger between Active IQ Technologies, Inc. and Meteor Industries, Inc. On 4/30/2001, the last sale price of the stock was $5.10. Also, acquired 208,334 Warrants to purchase common stock in the merger.

Blake Capital Partners, LLC also acquired 500,000 Warrants to purchase common stock as a consultant to the Issuer with respect to the merger.

Identity of Entity: Sea Spray, Ltd.

Date                    No. of Shares          Price
----                    -------------          -----
3/13/2001                    600               $4.281          Open Market

5/2/2001                   9,400               $5.53           Open Market

Identity of Entity: Tamara Mills

         No transactions within the last 60 days.

         d.       Not applicable.

         e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Mills was retained by Meteor and Active as a financial consultant with respect to a private placement of Meteor's securities and the merger and received fees in the aggregate amount of $250,000 in connection with such engagement.

         Pursuant to a Voting Agreement dated April 30, 2001, by and between Mr. Mills and Kenneth W. Brimmer as a representative of the Issuer (the "Agreement"), Mr. Mills agreed to vote all shares of Common Stock now owned or hereafter acquired of record or beneficially owned by him or a "Shareholder Affiliate" (as that term is defined in the Agreement) for or against any resolution submitted to shareholders equal to the percentage of shares held by all of the Issuer's shareholders not including those held by "Company Affiliates" (as that term is defined in the Agreement). To secure this obligation, Mr. Mills has appointed Mr. Brimmer, or his designee, as his true and lawful proxy to vote the shares pursuant to the terms of the Agreement. Mr. Mills has also agreed not to buy or sell any additional Common Stock, or transfer any shares to a Shareholder Affiliate after the date of the Agreement.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Copy of an Agreement by and between Mr. and Ms. Mills to file this Statement on Schedule 13D/A on behalf of each of them. (Incorporated herein by reference to Exhibit A to Schedule 13D dated January 18, 2001.)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2001                               /s/ Wayne W. Mills
                                                 ------------------------------
                                                     Wayne W. Mills




Dated: May 8, 2001                               /s/ Tamara Mills
                                                 ------------------------------
                                                     Tamara Mills